Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

First Quarter 2021 Results Webcast

August 2, 2021

Ken Lek

Welcome to Grab’s First Quarter, 2021 Financial Results Webcast. My name is Ken Lek, Head of Asia Investor Relations at Grab and on the call today, we have Anthony Tan, Chief Executive Officer, Ming Maa, President and Peter Oey, Chief Financial Officer.

During the call, we will discuss our business updates, which will include key highlights contained in our Form F-4 registration statement that we have filed with the U.S. Securities and Exchange Commission at about 6:00 AM Eastern time in connection with our proposed business combination with Altimeter Growth Corp, as well as an update on Grab’s proposed board of directors upon the consummation of the transaction. We will also share detailed insights with you on our Q1 results, provide an update on our public listing process, and finally provide commentary on the COVID situation in South East Asia alongside measures we are taking as a company to alleviate the pandemic

As a reminder before we begin, today’s discussion contains forward-looking statements about the company’s future business and financial performance. These comments are based on our predictions and expectations as of today. Actual events and results could differ materially due to a number of risks and uncertainties, including those mentioned in our Form F-4 registration statement and other filings that we have filed with the SEC. The discussion today also contains non-IFRS financial measures. The comparable IFRS financial measures are included in this quarter’s earnings materials. Please refer to our earnings release presentation available on our IR site for more information.

Should you have any questions after this presentation, please reach out to investor.relations@grab.com. And now, I would like to turn the call over to Anthony to deliver the opening remarks.

Anthony Tan

Good day everyone and thanks for joining us today at our inaugural 1st quarter 2021 earnings call. Before I begin, I’d like to take a moment to talk about COVID. The pandemic has been a really trying time for everyone. Our thoughts and prayers are with all who’ve lost loved ones through the pandemic. Since the pandemic hit our region in Southeast Asia, we’ve leaned in even more into our mission to create economic empowerment for everyone. How you may ask? We have partnered extensively with governments across the region to ensure critical essential services continue to run safely for the public. We have accelerated vaccination efforts, helped affected businesses go online, and grew a gig economy that provides a soft landing for those whose livelihoods have been impacted. As the war against COVID rages on, we’re committed to continuing these efforts in support of everyone in the Grab ecosystem, so that collectively, we can emerge from this pandemic stronger together.

Now diving into our key business highlights. As you will see in our F-4, based on an independent analysis conducted by Euromonitor, we were the category leader in Southeast Asia in 2020 by GMV in each of our segments last year, with 50% category share in online food delivery, 72% share in ride-hailing and 23% share in the e-wallet market. As compared to our next closest competitor across our relevant markets, we were also 2.5 times larger in the online food delivery segment, 4.8 times larger in the ride-hailing segment and 1.6 times larger in the e-wallet segment.

This year, the Q1 results are clear. It solidifies our superapp strategy as a winning one! According to App Annie, Grab continues to be the most downloaded app, with the highest average number of smartphone monthly active users among mobility and delivery apps in Southeast Asia, across iOS and Google Play combined. Both our cumulative downloads from launch, and average smartphone monthly active users base in Q1 2021, are also more than 2x larger than the 2nd largest mobility and delivery app in the region.

We also delivered a strong set of financial results in Q1, which reaffirms the conviction of our superapp strategy and market leading position across our key verticals. We achieved steady top-line growth despite COVID’s impact on our business. We achieved this by focusing on how we outserve our drivers, merchant partners, and consumers, in these trying times.

A key highlight in the quarter was the outperformance of our deliveries business, which grew 96% year-on-year in segment Adjusted Net Sales, as a result of an increase in both the number of transactions AND order values. Not only did our food delivery and logistics offerings grow strongly, but also our grocery deliveries. Grocery deliveries is a fast-growing offering that we are very excited about.

Our Adjusted Net Sales reached an all-time high of $507 million and grew by 39% year-on-year, which demonstrates the resilience of our business amidst a major pandemic. And our GMV per Monthly Transacting User increased by 31% year-on-year as we continue to deepen engagement with consumers across our superapp ecosystem.

In the second quarter of the year, we have witnessed continued resilience and performance of our superapp platform. We remain laser-focused on building a long-term sustainable business. We continue to drive Southeast Asia forward by creating economic empowerment for everyone. And to do that, we will double down to invest into building and scaling marketplaces that creates this economic empowerment.

Lastly, I am extremely excited to present our new Board of Directors, who will assume their roles upon the completion of our business combination with AGC. We will have 6 directors on the board, including myself. Independent directors will comprise a majority of our board, with 4 out of 6 directors being Independent Directors. Dara, Shin and Oliver will continue serving in their roles and I am very grateful to have their continued guidance and support.

We welcome to the board 2 new additions, my co-founder Ling and Rich Barton. Rich is one of the most established entrepreneurs in the world, founding businesses like Expedia, Glassdoor and Zillow, where he now serves as CEO and Director. He also serves on the boards of Netflix, Qurate Retail and AGC. Ling, my co-founder, is also COO at Grab and serves on the boards of Singapore government’s Economic Development Board and the fintech company, Wise. We are truly blessed and honoured to have this group of directors guide us forward in our next phase of growth.

That’s it from me, over to you Peter.

Peter Oey

Thanks Anthony. I will be taking you through our 1st Quarter 2021 Results in detail.

Despite a slow COVID-19 recovery across Southeast Asia in the first quarter, we are pleased to report a strong set of results which reaffirms our superapp strategy. We continue to demonstrate resilience and recorded top-line year-on-year growth across our consolidated business, especially when you take into consideration that this was compared against the first quarter of 2020, which was largely a pre-COVID environment.

Our Gross Merchandise Value (GMV) grew by 5% on a year-on-year basis to reach $3.6 billion and our Adjusted Net Sales reached an all-time high of $507 million and grew by 39% year-on-year, supported by a meaningful increase in our Deliveries business, offsetting weakness in Mobility from the tightening of lockdown measures. GMV per Monthly Transacting User, increased by 31% year-on-year, as users transacted more on the platform, highlighting the strength of Grab’s superapp synergies across our business segments.

Our Total Segment Adjusted EBITDA of $35m saw a marked improvement by $231m and we achieved our strongest quarter for Group Adjusted EBITDA at negative $111 million, which improved by $233 million year-on-year. The strong Q1 results exceeded internal targets and we have confidence in our business as we go into Q2 with deliveries performing strongly. Our overall performance should remain strong in spite of the volatility caused by renewed lockdowns and restrictions due to COVID with the mix of our deliveries and mobility segment varying depending on the state of the reopening of economies in Southeast Asia.

For our IFRS financials, our Revenues reached a record US$216 million in the quarter, and our Net Losses also narrowed to US$652 million. As of the end of March 2021, we had US$4.9 billion of cash and cash equivalents, an increase of US$1.4 billion from US$3.5 billion as of the end of last year. This was primarily due to the closing of our first Term Loan B facility of US$2.0 billion at the end of January 2021. Do note that the cash and cash equivalents have not taken into consideration the consummation of our proposed business combination with Altimeter Growth Corporation. Upon the completion of our business combination, we expect to receive an additional US$4.4 billion in net proceeds.

I will now dive deeper into each segment. Let’s start with Deliveries. We continued to see strong growth in Deliveries, generating GMV of $1.7 billion in the first quarter. This represents a strong +49% year-on-year improvement from a GMV of $1.1 billion in Q1 2020, supported by an increase in both the number of transactions and order values, as we saw a strong upsurge in new Monthly-transacting-users coming onto the deliveries segment over the past year. Adjusted Net Sales for the Deliveries segment was $293 million, a +96% year-on-year increase, with take-rates improving due to the ongoing shift towards deliveries and the attractiveness of our platform to our merchant-partners, as well as the introduction of platform fees that we are re-investing to make our platform safer and secure for our consumers and driver-partners. Revenue was US$53 million, a $152 million increase year-on-year. And lastly, Segment Adjusted EBITDA was negative $4 million. The year-on-year improvement can be attributed to the implementation of the platform fee and better optimization of eater promotions.

We are continuing to scale GrabMart significantly and have seen an increasing take up trend by our consumers. GrabMart’s GMV increased by 21% over Q4 2020 and more than 36x compared to Q1 2020. While it is still early days for GrabMart, we have also seen strong adoption from our merchant-partners and recently announced regional partnerships with Watsons, an international health and beauty retailer, as well as Don Don Donki, a popular specialty retail mart for affordable Japanese foods and products. In May 2021, we also launched GrabSupermarket in Singapore as part of our strategic expansion of GrabMart, following the initial launch of GrabSupermarket in Malaysia in December 2020. We have partnered with HAO, a local supermarket chain in Singapore, and through this new service, we are able to deliver a comprehensive supermarket selection of over 10,000 products with next-day delivery by our driver-partners to consumers in Singapore.

Onto our Mobility segment. Due to the ongoing impact from the COVID-19 pandemic and renewed lockdowns and restrictions, Mobility’s Q1 2021 GMV declined by 36% year-on-year to $808 million. Adjusted Net Sales was $167 million, a 14% year-on-year decline with the decline mitigated by the introduction of the platform fee to reinvest in our platform ensuring safety and quality of service for our driver-partners and consumers. Revenue increased by $22 million to US$145 million. Segment Adjusted EBITDA improved to $115 million, driven by better optimization of passenger incentives. We continue to be Segment Adjusted EBITDA positive in all of our core markets. We anticipate that the demand for mobility services in Southeast Asia will continue to experience volatility as the re-emergence of new COVID-19 cases has impacted our markets, leading to reimposed restrictions. In February 2021, we launched a vaccination program focused on increasing vaccine access and education for our driver-partners and their passengers. We plan to subsidize COVID-19 vaccinations for our active driver-partners who are not covered by national vaccination schemes. We will continue to partner with governments to raise public health awareness and vaccine distribution.

For our Financial Services segment, the segment achieved its highest quarterly TPV so far in Q1 2021, demonstrating year-on-year growth of +18% on a pre-Interco basis. This was supported by the strength in payments TPV from both on-Grab and off-Grab use cases. Financial Services saw Adjusted Net Sales increase by 31% year-on-year to $23 million, while Revenue increased by $29 million year-on-year to US$8 million. Segment Adjusted EBITDA improved by $39 million year-on-year to negative $78 million. Loan disbursals via the on-Grab platform increased by over 45% year-on-year as we continued to improve credit scoring models and launched new lending products in Q1 2021. Insurance offerings demonstrated strong growth and gross written premiums more than tripled year on year as mobility-related product sales increased.

One major highlight for the segment is our partnerships with Stripe and Adyen. Through the collaborations, Grab is able to onboard more merchant-partners and provide our consumers with additional acceptance points where GrabPay is accepted, including more e-commerce and online shopping options. In addition, Grab is able to integrate its PayLater service with Adyen merchants, allowing Grab’s consumers to access Adyen’s entire existing merchant base in Singapore and Malaysia. And these collaborations clearly create a win-win situation for both Grab and our partners.

For instance, Zalora, the Southeast Asian online fashion and lifestyle destination company reported a 20% increase in new shoppers and a 15% increase in users using GrabPay to complete a purchase after they introduced this deferred payment method via Adyen. The online retailer has also seen an increase in sales as shoppers who used Grab PayLater had larger basket sizes, more than 30% larger in some countries, compared to those who used Grab Wallets.

Another example is Carousell, one of the region’s largest and fastest growing classified marketplace platforms saw an increase in online transactions of nearly 20% after making GrabPay available as a payment method via Stripe in Malaysia. In particular, Carousell has seen a significant growth in sales from younger demographics via GrabPay - through items such as apparel as well as lifestyle technology products.

Lastly, for our Enterprise Services segment, GMV in Q1 2021 more than tripled to reach $26 million. Leveraging on the strength of our deliveries business, enterprise services witnessed a strong acceleration in GMV growth. Adjusted Net Sales improved to $25 million, while Revenue grew to $10 million. Segment Adjusted EBITDA also turned positive at $2 million due to scale efficiencies as operating expense as percentage of Revenues declined from ~75% to ~20% as the business scaled.

I will now provide an update on our public listing process as well as providing additional clarity on our fiscal year 2019 and 2020 audited financials. We are pleased to announce that we have filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with Grab’s proposed business combination with Altimeter Growth Corp.

We have also renamed “Adjusted Net Revenue” to “Adjusted Net Sales”. There is no material change to the definition or numbers apart from adjusting the metric to take into consideration the revised accounting treatment for OVO rewards revenue that we previously shared in our SEC Filing on June the 9th 2021. Thirdly, as you may recall from our PIPE investor presentation our revenue under IFRS accounting was net of excess driver and merchant incentives. This is because we run the business by viewing our driver and merchant-partners as our customers, deriving almost all of our revenues from them. Following our consultation with the SEC however, an alternate judgement has been made that our consumers should also be considered as our customers.

What this means is that our consumer incentives are being moved from being a sales and marketing cost item, to a contra revenue item. A few things I want to highlight. GMV has not changed from what we presented during the PIPE process. Adjusted net sales, which is gross billings less driver and merchant base incentives, also has not changed materially with the exception of the OVO adjustment. With the change of how consumer incentives are now presented as a contra revenue item, IFRS revenues have now gone down proportionate to consumer incentives, with a concurrent offset in costs from our sales and marketing expense line. In our PIPE investor presentation, we reported IFRS revenues of $1.2 billion for 2020. After shifting consumer incentives as contra revenue, 2020 IFRS revenues is now $469 million. No change to Adjusted EBITDA, balance sheet or cash flow since this is purely a change in presentation and the economics of our business have not changed. I do want to re-iterate that Adjusted Net Sales remains a key metric that we use to measure top-line growth of our business. It is how we manage our business. We see excess Merchant/Driver incentives as discretionary in nature based on Grab’s strategic choices and consumer incentives as a marketing tool that Grab can use strategically to stimulate demand.

To wrap up my section, we are pleased to report a strong set of first quarter results which reaffirms our superapp strategy. The strong quarter one results exceeded internal targets, and in the second quarter we saw the continuing resilience and strong performance of our business, combined with disciplined operational execution.

With that, I would like to pass on the time to Ming.

Ming Maa

Thanks Peter. Over the past few months, we have unfortunately witnessed a re-emergence of COVID-19 cases across our entire region. Most governments have locked down the large major cities, and imposed tighter movement restrictions and social distancing measures as cases continue to climb. Indonesia has now overtaken India as the new epicentre in Asia. Vaccination rates have been relatively slow, with most countries outside of Singapore recording vaccination rates well below 50% as of July. To serve our communities and our partners who have been affected, we’ve had the honour to collaborate on different initiatives with government agencies across the region. And we’ll talk more about this. But broadly-speaking, our efforts have centred around facilitating national vaccination efforts, supporting local healthcare and helping businesses go online.

In spite of the re-emergence, our business remains resilient and our GMV and Adjusted net sales continue to grow. If we look back to the second half of 2020, our GMV and revenues have recovered from the lows that we saw in April. Our fourth quarter generally tends to be our seasonally strongest quarter because of festivals and school holidays. And in Q1 2021, in spite of the re-emergence in various countries at different times, the diversification of our platform from both a geographic and a segment perspective resulted in fairly stable GMV performance over the quarter.

Now, we did witness weaker mobility volumes in Q1, but this was offset by a strong uptick in deliveries, with GrabMart proving to be one of the bright spots within the deliveries segment. Broadly-speaking, the lockdown measures and other restrictions remain largely in-place to this day, but similar to the second half of 2020, we do expect mobility revenues to recover when these measures ease and vaccination rates improve. And this will be something that we closely monitor leading into the second half of the year.

We wanted to dive deeper into our ESG efforts because this is so core to our mission to drive Southeast Asia forward by creating economic empowerment. We believe that the health of our business is inextricably linked to the welfare of our communities. And we remain committed to our double bottom line - which means delivering both financial performance, and building thriving communities where our partners have sustainable income opportunities, while protecting our environment.

In late June, we announced our first ESG report, which highlights some of the initiatives that we’re taking and also covers key material topics in accordance with Global Reporting Initiative Standards. Key highlights include data on our socio-economic impact, through the $7.1 billion earned by our driver- and merchant-partners in 2020, as well as our initiatives to protect the environment through the $200 million and more that we’ve invested in electric and hybrid vehicles in GrabRental since 2016. Now, while we are pleased to report the progress that we’ve made in 2020, we’re also mindful that there is still so much more to be done.

The lockdowns and restrictions have put our driver- and merchant-partners into very difficult situations to say the least, and this has really challenged us to expand our offerings and innovate on our business model. In 2020, we expanded our deliveries and mobility businesses to give our partners broader opportunities to earn incomes. In fact, we created income opportunities for over 370,000 drivers who signed-up with us last year, and if we translate this forward, we believe this will only reinforce and improve the service quality of our platform for merchants and consumers. We’ve also launched initiatives to bring small businesses online, increased engagement with social sellers and worked with governments to digitize traditional industries, including wet markets and small food stores. And as a result, approximately 600,000 small businesses joined our GrabFood and GrabMart platforms last year. In fact, when we did a survey in March, we discovered that 1 in 3 of our Grabfood merchant-partners went online for the first time through Grab.

Since the start of the pandemic, we’ve also committed over US$40 million to partner relief efforts and have launched a variety of initiatives with the government to support our communities. And it’s not just us. Last year, consumers purchased over 470,000 meals for our driver-partners, and our employees donated over $300,000 worth of allowances. So thank you to everyone who contributed to improving the welfare of our partners. We were just absolutely touched. And it really is these daily acts of kindness that inspire us at Grab.

We’re also grateful for the opportunity to collaborate with various government agencies, and we believe our government relationships are stronger than ever. In Indonesia, we’ve set-up drive-through vaccination centres with Good Doctor and have facilitated the vaccinations of over 140,000 driver-partners and members of the public. In Malaysia, we partnered with the Ministry of Finance and state governments to distribute financial aid to our driver- and delivery-partners. In Thailand, we’ve partnered with public hospitals and the Red Cross to provide GrabExpress services to transport food and medicine. And with new COVID-19 cases still rising, we’ll continue to partner closely with governments to solve real problems in the fight against the virus.

We’ll conclude today’s webcast by highlighting 3 key call outs. First, we remain as committed as ever to supporting our communities through this difficult period, and to achieving our double bottom line - which means delivering financial performance, and making a positive social impact. Second, we have delivered a strong set of results in the first quarter, which reinforces our conviction in our superapp strategy. And third, we remain on track to close our proposed business combination with Altimeter Growth Corp by the end of this year.

Thank you very much for your time today and for dialling into our earnings presentation. This concludes our Q1 2021 Earnings Webcast. Thank you.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.